FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒         Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

The covered bonds to be placed have not been and will not be registered under the U.S Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements

Announcement - sale of covered bonds

NBG announces that as part of its €10 billion covered bond issue programme established on 26 November 2008 it has completed the placement of its 3rd series of covered bonds with domestic and international institutional investors. This series of bonds, totalling €1.5 billion, is of a 7-year maturity and shall be issued on 7 October 2009. It is priced at 99.238 and pays a coupon of 3.875%. This pricing is equivalent to a fixed yield of 4%, and corresponds to a spread of 0.90% over the respective 7-year swap rate.

This is the first placement of covered bonds by a Greek bank with a wide range of final investors. It has been given AAA and Aaa ratings by Fitch and Moody's respectively. The bond issue was four times oversubscribed, with bids submitted amounting to approximately €6 billion, from a total of 151 investors.

Athens, 1 October 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis G. Pechlivanidis

(Registrant)
Date : 2nd October, 2009

Vice Chairman - Deputy Chief Executive Officer